FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.........0.5
(Print or Type Responses)

1. Name and Address of Reporting Person* Lipke, Meredith A.	2. Issuer Name and Ticker or Trading Symbol Giraltar Steel Corporation - Rock						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Vice President
(Last) (First) (Middle) 3556 Lake Shore Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####			4. Statement for Month/Day/Year April 22, 2003
(Street) Buffalo, NY 14219				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common stock								7,105	D
Common stock								5,325	I	(1)
Common stock								5,605	I	(2)
Common stock								752,956	I	(3)
Common stock								29,080	I	(4)
Common stock								30,000	I	(5)
Common stock								60,880	I	(6)
Common stock								129,821	I	(7)
Common stock	(8)		B		1.36	A	(8)	625.72	I	(9)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if any, (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Derivative Securities: Direct(D) or Indirect(I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (right to buy)(10)	$21.75			J				07/08/98	07/08/07	Common stock			2,500	D
Option (right to buy)(11)	$15.625			J				10/08/99	10/07/08	Common stock			2,500	D
Option (right to buy)(11)	$14.07			J				07/18/01	07/18/10	Common stock			2,500	D

Explanation of Responses:
(1)Represents shares held by reporting person's daughter under UGMANY.

(2)Represents shares held by a trust for the benefit of the reporting person's daughter of which trust the reporting person serves as one of four trustees and shares voting and investment power.

(3)Represents shares held by a trust for the benefit of the reporting person, of which she serves as one of three trustees and shares voting and investment power.

(4)Represents shares held by trust for the benefit of reporting person.

(5)Represents shares held by trust for the benefit of the reporting person of which trust she serves as one of five trustees and shares voting and investment power.

(6)Represents shares held by trust for the benefit of an insider of Gibraltar Steel Corporation of which trust reporting person serves as one of five trustees and shares voting and investment power and as to which shares she disclaims beneficial ownership.

(7)Represents the reporting person's pecuniary interest in the shares of Gibraltar Steel Corporation common stock held by Rush Creek Investment Co., L.P. The reporting person disclaims beneficial interest in such shares, except to the extent of her beneficial interest.

(8)Represents the net effect of shares purchased and sold from January 1, 2003 through March 31, 2003 pursuant to the Gibraltar Steel Corporation 401(k) Savings Plan at an average price of $18.27 per share.  The information reported herein is based on a Plan Statement dated April 10, 2003.

(9)Gibraltar Steel Corporation 401(k) Savings Plan.

(10)Grant to reporting person of option to buy shares of common stock under the Gibraltar Steel Corporation Non-Qualified Stock Option Plan. The options are exercisable at the rate of 25% per year.

(11)Grant to reporting person of option to buy shares of common stock under the Gibraltar Steel Corporation Incentive Stock Option Plan.  The options are exercisable at the rate of 25% per year.

/s/Meredith A. Lipke	04/22/2003

** Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.